Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration Statement No.333-131369

Subject to Completion

Preliminary Term Sheet dated December 27, 2007

Units	Expected Pricing Date* January	,2008
Accelerated Return NotesSM	Expected Settlement Date*January	,2008
Linked to the Russell 2000® Index	Expected Maturity Date* March	,2009
Due ,2009	CUSIP No.
$10 principal amount per unit
Pricing Supplement No. 100

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Accelerated Return NotesSM

•                      3-to-1 upside exposure, subject to a cap of between 19% to 23%

•                      A maturity of approximately 14 months

•                      1-to-1 downside exposure, with no downside limit

•                      No periodic interest payments

•                      Application made to list on AMEX under the symbol “REU”

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)               The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $ 15 per unit, respectively.

* Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February 2008, the settlement date may occur in January or February 2008 and the maturity date may occur in March or April 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co, Inc.

“Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by SEK.

Merrill Lynch & Co.

January       , 2008

Accelerated Return NotesSM	Linked to the Russell 2000® Index Due	,2009

Summary

The Accelerated Return NotesSM Linked to the Russell 2000® Index due March, 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Russell 2000® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes

Issuer:	AB Svensk Exportkredit (Swedish Export Credit Corporation)

Original Public Offering Price:	$10 per unit

Term:	Approximately 14 months

Market Measure:	Russell 2000® Index

Starting Value:

The closing level of the Index on the Pricing Date. The Starting Value for the Notes will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Ending Value:

The average of the closing levels of the Index for the first five Calculation Days (as defined in product supplement ARN) during the Calculation Period shortly before the maturity date of the Notes as more fully described in product supplement ARN.

Capped Value:

Will represent a return of 19% to 23% over the $10 original public offering price (or $11.90 to $12.30 per unit of the Notes). The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Calculation Period:

The period from and including the seventh scheduled Market Measure Business Day (as defined in product supplement ARN) before the maturity date to but excluding the second scheduled Market Measure Business Day before the maturity date.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Determining Payment at Maturity for the Notes

In this case, you should expect to receive a payment that is less, and possibly significantly less, than the $10.00 original public offering price per unit.

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 21%, the midpoint of the range of 19% and 23%. The green line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 767.54, the closing level of the Index on December 20, 2007, and a Capped Value of $12.10, the midpoint of the range of $11.90 and $12.30.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 767.54

Hypothetical Ending Value: 614.03

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 767.54

Hypothetical Ending Value: 805.92

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 767.54

Hypothetical Ending Value: 921.05

Payment at maturity (per unit) = $12.10                                                                            (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 767.54 (the closing value of the Index on December 20, 2007) and a range of hypothetical Ending Values of the Index:

•                       the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•                       the total amount payable on the maturity date per unit;

•                       the total rate of return to holders of the Notes;

•                       the pretax annualized rate of return to holders of the Notes; and

•                       the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.61 1% per annum, as more fully described below.

The table below assumes a Capped Value of $12.10, the midpoint of the range of $11.90 and $12.30.

	Percentage change				Pretax	Pretax
	from the hypothetical	Total amount		Total	annualized	annualized rate
	Starting Value	payable on the		rate of	rate of	of return of the
Hypothetical	to the hypothetical	maturity date		return on	return on	stocks
Ending Value	Ending Value	per unit		the Notes	the Notes (1)	included in the Index (1)(2)
383.77	-50%	5.0000		-50.00%	-51.40%	-49.47%
460.52	-40%	6.0000		-40.00%	-39.32%	-37.50%
537.28	-30%	7.0000		-30.00%	-28.35%	-26.60%
614.03	-20%	8.0000		-20.00%	-18.24%	-16.54%
690.79	-10%	9.0000		-10.00%	-8.83%	-7.18%
706.14	-8%	9.2000		-8.00%	-7.02%	-5.37%
721.49	-6%	9.4000		-6.00%	-5.23%	-3.59%
736.84	-4%	9.6000		-4.00%	-3.47%	-1.83%
752.19	-2%	9.8000		-2.00%	-1.72%	-0.10%
767.54 (3)	0%	10.0000		0.00%	0.00%	1.62%
782.89	2%	10.6000		6.00%	5.06%	3.32%
798.24	4%	11.2000		12.00%	9.95%	5.00%
813.59	6%	11.8000		18.00%	14.70%	6.66%
828.94	8%	12.1000	(4)	21.00%	17.02%	8.31%
844.29	10%	12.1000		21.00%	17.02%	9.94%
921.05	20%	12.1000		21.00%	17.02%	17.83%
997.80	30%	12.1000		21.00%	17.02%	25.37%

(1)                    The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 21, 2007 to February 21, 2009, a term expected to be similar to that of the Notes.

(2)               This rate of return assumes:

(a)                   a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)                  a constant dividend yield of 1.611% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)                   no transaction fees or expenses.

(3)                    This is the hypothetical Starting Value, the closing level of the Index on December 20, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)                    The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.10 (the midpoint of the range of $11.90 and $12.30).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•                       Your investment may result in a loss.

•                       Your yield may be lower than the yield on other debt securities of comparable maturity.

•                       Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•                       You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•                       You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•                       In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•                       The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•                       Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•                       Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return.

•                       Potential conflicts of interest could arise.

•                       Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•                  You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•                  You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•                  You accept that the return on the Notes will not exceed the Capped Value.

•                  You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•                  You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•                  You are willing to accept that there is no assurance that the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•                  You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•                  You are seeking principal protection or preservation of capital.

•                  You seek a return on your investment that will not be capped at a percentage that will be between 19% and 23%.

•                  You seek interest payments or other current income on your investment.

•                  You want to receive dividends or other distributions paid on the stocks included in the Index.

•                  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The Russell 2000® Index

Frank Russell Company began dissemination of the Index on January 1, 1987 and calculates and publishes the Index on Bloomberg L.P. under index symbol “RTY”. The Index was set to 135 as of the close of business on December 31, 1986. The Index measures the composite price performance of stocks of 2,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined below). All 2,000 stocks are traded on a major U.S. exchange and form a part of the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI, as determined by market capitalization. The Index consists of the smallest 2,000 companies included in the Russell 3000 Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. The Index is determined, comprised and calculated by Frank Russell Company without regard to the Notes.

The following graph sets forth the historical performance of the Index in the period from January 2002 through November 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 20, 2007, the closing level of the Index was 767.54.

All disclosure contained in this index supplement regarding the Russell 2000 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Frank Russell Company (“FRC”) as stated in these sources and these policies are subject to change at the discretion of FRC. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Russell 2000 Index or any successor index.

Selection of Stocks Underlying the Russell 2000 Index

Companies domiciled in the United States and its territories are eligible for inclusion in the Russell 3000 Index and the Russell 2000 Index. Beginning during reconstitution 2007, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Bahamas, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands and Netherlands Antilles. Companies incorporated in these regions are considered Benefits Drive Incorporations (“BDI”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000 Index and the Russell 2000 Index. Companies incorporated in these regions must also meet one of the following criteria in order to be considered eligible: (i) the company has the headquarters in the U.S. or (ii) the company’s headquarters is also in the BDI designated region or country and the primary exchange for local shares is in the U.S. For new companies located in the BDI regions eligible for inclusion in the Russell 3000 Index and the Russell 2000 Index, the determination of the company’s primary exchange is based on the average daily dollar trading value, which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. However, primary exchange is only one factor for inclusion if both incorporation and headquarters are in a BDI designated region or if multiple headquarters exist in the SEC filings. If the company has its headquarters in another country, other than the BDI regions and the U.S., it is not eligible for inclusion regardless of its primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

All securities eligible for inclusion in the Russell 3000 Index and the Russell 2000 Index must trade on a major U.S. exchange. Bulletin board, pink-sheets or Over the Counter (OTC) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on May 31st to be eligible for Inclusion during annual reconstitution.  However, if a stock falls below $1.00 intra-year, it will not be removed until the next annual reconstitution, provided it is still trading below $1.00 at that time. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights, and trust receipts are also excluded. Royalty Trusts, limited liability companies, closed-end investment companies (business development companies are eligible), and limited partnerships are also ineligible for inclusion. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity. In general, only one class of securities of a company is eligible for inclusion in the Russell 3000 Index, although exceptions to this general rule have been made where FRC has determined that each class of securities acts independent of the other.

The primary criteria used to determine the list of securities eligible for the Russell 3000 Index is total market capitalization, which is defined as the price of the common shares times the total number of commons shares outstanding. Only common stock is used to determine market capitalization, any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. Based on closing levels of the company’s common stock on its primary exchange on May 31 of each year, FRC reconstitutes the composition of the Russell 3000 Index using the then existing market capitalizations of eligible companies. As of June 22nd of each year, the Russell 2000 Index is adjusted to reflect the reconstitution of the Russell 3000 Index for that year. In addition, since September 2004, FRC has added initial public offerings to the Russell 3000 Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

As a capitalization-weighted index, the Russell 2000 Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 2000 Index level is calculated by adding the market values of the Russell 2000 Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Russell 2000 Index on the base date of December 31, 1986. To calculate the Russell 2000 Index, closing prices will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000 Index. In order to provide continuity for the Russell 2000 Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

The level of the Russell 2000 Index is reported on the AMEX under the symbol “RUT”, on Bloomberg under the symbol “RTY” and on Reuters under the symbol “RUT”.

Neither SEK nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Russell 2000 Index or any successor index. FRC disclaims all responsibility to holders of Notes for any errors or omissions in the calculation and dissemination of the Russell 2000 Index or the manner in which the Russell 2000 Index is applied in determining any Starting Value or Ending Value or any amount payable to you on the maturity date of the Notes.

License Agreement

FRC and SEK have entered into or, to the extent required, will enter into a non-exclusive agreement providing for the license to SEK, in exchange for a free, of the right to use the Russell 2000 Index in connection with the Notes.

The license agreement between FRC and SEK provides that the following language must be set forth in this term sheet/pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by FRC. FRC makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Russell 2000 Index to track general stock market performance or a segment of the same. FRC’s publication of the Russell 2000 Index in no way suggests or implies an opinion by FRC as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. FRC’s only relationship to SEK is the licensing of certain trademarks and trade names of FRC and of the Russell 2000 Index which is determined, composed and calculated by FRC without regard to SEK or the Notes. FRC is not responsible for and has not reviewed the Notes nor any associated literature or publications and FRC makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FRC reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. FRC has no obligation or liability in connection with the administration, marketing or trading of the Notes.

FRC DOES NOT GUARANTEE THE ACCURANCY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND FRC SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, MLPF&S, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. FRC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRC HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN. Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•                  Product supplement ARN dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

•                    Prospectus and prospectus supplement, dated January 30, 2006

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.